Exhibit 99.1

Ivivi Technologies, Inc.
Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Balance Sheet as of March 31, 2008

Statements of Operations for the years ended March 31, 2008 and 2007

Statements of Stockholders' Equity for the years ended March 31, 2008 and 2007

Statements of Cash Flows for the years ended March 31, 2008 and 2007

Notes to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Ivivi Technologies, Inc.

We have audited the accompanying balance sheet of Ivivi Technologies, Inc. as of March 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivivi Technologies, Inc. as of March 31, 2008, and the results of its operations, changes in stockholders’ equity and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Raich Ende Malter & Co. LLP
East Meadow, New York
June 30, 2008

IVIVI TECHNOLOGIES, INC.
BALANCE SHEET
AS OF MARCH 31, 2008

ASSETS

Current assets:
Cash and cash equivalents	$6,600,154
Accounts receivable, net of allowance for
doubtful accounts of $34,750	319,007
Inventory	111,951
Deposits with affiliate - net	241,828
Prepaid expenses and other current assets	141,148

7,414,088

Property and equipment, net	405,793
Inventory long-term	115,885
Equipment in use and under rental agreements, net	155,834
Intangible assets, net of accumulated
amortization of $44,674	615,064

Restricted cash	48,167

$8,754,831

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$1,029,143

Deferred revenue	411,458

Stockholders' equity:
Preferred stock, no par value, 5,000,000 shares
authorized, no shares issued and outstanding	-
Common stock, no par value; 70,000,000 shares
authorized, 10,715,130 shares issued
and outstanding	26,183,516
Additional paid-in capital	12,346,187
Accumulated deficit	(31,215,473)

7,314,230

$8,754,831

The accompanying notes are an integral part of these financial statements.

IVIVI TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31,

	2008	2007
Revenue:
Rentals	$737,672	$740,006
Licensing sales and fees	427,923	26,042
Direct sales	440,846	416,292

	1,606,441	1,182,340

Costs and expenses:
Cost of rentals	48,725	94,043
Cost of licensing sales	495,008	-
Cost of direct sales	108,841	87,040
Research and development	2,115,049	2,201,575
Sales and marketing	2,012,969	1,307,069
General and administrative	4,628,182	3,579,636

	9,408,774	7,269,363

	(7,802,333)	(6,087,023)
Interest income (expense), net	299,242	(1,665,761)
Change in fair value of warrants and registration
rights liabilities	-	(25,827)

Loss before provision
for income taxes	(7,503,091)	(7,778,611)
Provision for income taxes	-	-

Net loss	$(7,503,091)	$(7,778,611)

Net loss per share, basic and diluted	$(0.74)	$(1.13)

Weighted average shares outstanding	10,073,373	6,875,028

The accompanying notes are an integral part of these financial statements.

IVIVI TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance - April 1, 2006	4,745,000	$74,600	$1,286,914	$(15,933,771)	$(14,572,257)

Issuance of common stock in connection with initial public offering, net	2,750,000	13,640,241	-	-	13,640,241

Convertible debt converted	1,584,009	8,087,500	-	-	8,087,500

Unamortized value of convertible debt discount at time of conversion	-	(523,484)	-	-	(523,484)

Issuance cost related to convertible debt conversion	-	(568,864)	-	-	(568,864)

Value of share based registration rights liability at time of conversion	438,380	-	3,450,050	-	3,450,050

Value of warrants and beneficial conversion feature at time of conversion	-	-	3,697,699	-	3,697,699

Accrued interest paid in stock	39,394	212,161	-	-	212,161

Share based compensation	-	-	2,142,448		2,142,448

Net loss	-	-	-	(7,778,611)	(7,778,611)

Balance - March 31, 2007	9,556,783	$20,922,154	$10,577,111	$(23,712,382)	$7,786,883

Issuance of shares under private placement, net of issuance costs of $135,000	1,000,000	4,865,000	-	-	4,865,000

Exercise of stock options	52,125	35,549	-	-	35,549

Exercise of warrants	106,222	360,813	-	-	360,813

Share based compensation	-	-	1,769,076	-	1,769,076

Net loss	-	-	-	(7,503,091)	(7,503,091)

Balance - March 31, 2008	10,715,130	$26,183,516	$12,346,187	$(31,215,473)	$7,314,230

The accompanying notes are an integral part of these financial statements.

IVIVI TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31,

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,503,091)	$(7,778,611)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation and amortization	164,953	25,099
Change in fair value of warrant and
registration rights liabilities	-	25,827
Share based financing penalties	-	1,350,278
Amortization of loan costs and discount	-	173,008
Share based compensation	1,769,076	2,142,448
Provision for doubtful accounts	25,495	30,608
Amortization of deferred revenue	(62,500)	(26,042)
Gain on sale of equipment	(531)	-
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(120,153)	(32,826)
Inventory	(34,144)	54,761
Prepaid expenses and other current assets	13,582	(144,144)
Deposits with affiliates	(278,485)	-
Increase in:
Accounts payable and accrued expenses	23,168	158,834
Deferred revenue	-	500,000
	(6,002,630)	(3,520,760)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(441,020)	(34,344)
Proceeds from sale of equipment	17,554	-
Equipment in use and under rental agreements	(112,300)	-
Restricted cash	(48,167)	-
Deferred licensing costs	(14,694)	(75,534)
Payments for patents and trademarks	(370,648)	(198,873)
	(969,275)	(308,751)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock in connection with
initial public offering	-	13,963,898
Proceeds from issuance of shares, net of
issuance costs of $135,000	4,865,000	-
Exercise of stock options and warrants	396,362	-
Affiliate advances	-	(2,566,038)
Proceeds of notes	-	250,000
Repayment of notes	-	(250,000)
	5,261,362	11,397,860

Net increase (decrease) in cash and cash equivalents	(1,710,543)	7,568,349
Cash and cash equivalents, beginning of period	8,310,697	742,348

Cash and cash equivalents, end of period	$6,600,154	$8,310,697

IVIVI TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31,

	2008	2007

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$-	$417,662
Income taxes	$-	$-

Non Cash Financing and Investing Activities:
Debt converted to equity	$-	$7,564,016
Warrant and registration rights liabilities
converted to equity	$-	$7,147,749
Shares issued for accrued interest	$-	$212,161

The accompanying notes are an integral part of these financial statements.

IVIVI TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS
 MARCH 31, 2008

1. ORGANIZATIONAL MATTERS

ORGANIZATION

Ivivi Technologies, Inc. ("we", "us", "the company" or "Ivivi"), formerly AA Northvale Medical Associates, Inc., was incorporated under the laws of the state of New Jersey on March 9, 1989. We are authorized under our Certificate of Incorporation to issue 70,000,000 common shares, no par value and 5,000,000 preferred shares, no par value.

NATURE OF BUSINESS

We sell and rent non-invasive electro-therapeutic medical applicators. These products are sold or rented to our licensees, distributors and customers principally located in the United States with additional markets in Canada and Ireland.

Our medical applicators are subject to extensive and rigorous regulation by the FDA, as well as other federal and state regulatory bodies. We believe based upon guidance published by the FDA, that all of our current products are covered by the FDA clearance provided in 1991 for our SofPulse product. In February, 2007, in response to inquiries from the FDA, we voluntarily submitted a 510(k) for our current products. We have had discussions with the FDA regarding our application and, in June 2007, we received a letter from the FDA requesting additional information from us which was delivered to the FDA. On March 20, 2008, we received a letter from the FDA regarding our voluntarily submitted 510(k) for our SofPulse M-10, Roma and Torino PEMF products.  The letter stated that the FDA determined that such products are not substantially equivalent to applicators marketed in interstate commerce prior to May 28, 1976 or to any device which has been classified into Class I (General Controls) or Class II (Special Controls) or to another device found to be substantially equivalent through the 510(k) process.  The letter further stated that the FDA made this determination based on data we submitted in response to its request for additional information in June 2007.  We believe the FDA made an incorrect assessment of the data and we have undertaken efforts to have the FDA reevaluate the information we have provided by informally appealing the FDA determination pursuant to established FDA appeal guidelines.  We discussed our position with the FDA in a meeting conducted on June 5, 2008 and sent the FDA further information subsequent to the meeting as requested by the FDA. We are awaiting their response to our submissions to them. We believe based on guidance published by the FDA, that all of our current products are covered by the FDA clearance provided in 1991. Specifically, because we do not believe that any of the changes, or the sum of the incremental changes made, in our current products could significantly affect their safety or effectiveness, we believe that the marketing of our current products is sufficiently covered by the FDA clearance provided in 1991 and does not require a submission of another 510(k) premarket notification.

Based upon the safety and efficacy of our products, we believe it is highly unlikely that the FDA will require us to cease marketing and/or recall products which have been already sold or rented.  However, if we are unsuccessful in our efforts to have the FDA reevaluate the data and it does not modify its determination, the FDA may require us to do so until FDA clearance or approval is obtained.  If the FDA does not grant the 510(k) clearance for our current products, the FDA may require us to cease marketing and/or recall current products already sold or rented until FDA clearance or approval is obtained. In addition, the FDA could subject us to the other sanctions described in our Form 10-KSB under "Pervasive and Continuing Regulation."

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES-- These financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS-- For certain of our financial instruments, including accounts receivable, accounts payable and accrued expenses and advances payable-affiliates, the carrying amounts approximate fair value due to their relatively short maturities.

CASH AND CASH EQUIVALENTS-- We consider all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of money market funds that are carried at cost, which approximate fair value.

REVENUE RECOGNITION-- We recognize revenue from the sales and rental of our products. In addition, we recognize revenue from companies that are licensed to distribute our products in specific markets. Further, and to a lesser extent, we recognize revenue from the amortization of licensing fees under our Revenue Sharing Agreement (See Note 8).

Sales to medical facilities and distributors are recognized when our products are shipped. Licensing sales are recognized when our products are received and accepted by the distributor.

Rental revenue is recognized as earned on either a monthly or pay-per-use basis in accordance with individual customer agreements. In most cases, we allow the rental end user to evaluate our equipment on a trial basis, during which time we provide any demonstration or education necessary for the use of our equipment. Rental revenue recognition commences after the end of the trial period. All of our rentals are terminable by either party at any time. When we use a third party to bill insurance companies, we still recognize revenue as our products are used. When certain of our distributors bill end users, we recognize rental revenue when we are paid by the distributor.

We estimate allowance for doubtful accounts determined primarily through specific identification.

INVENTORY-- Inventory consists of our electroceutical units and is stated at the lower of cost or market.

PROPERTY & EQUIPMENT-- We record our equipment at historical cost. We expense maintenance and repairs as incurred. Depreciation is provided for by the straight-line method over three to seven years, the estimated useful lives of the property and equipment.

EQUIPMENT IN USE OR UNDER RENTAL AGREEMENTS-- Equipment in use or under rental agreements consists of our electroceutical units and accessories rented to third parties, used internally and loaned out for marketing and testing. Such equipment is depreciated on a straight-line basis over three years, the estimated useful lives of the units, commencing on the date placed in service.

INTANGIBLE ASSETS-- Intangible assets consist of patents and trademarks of $539,726, net of accumulated amortization of $29,784 and deferred licensing costs of $75,338, net of accumulated amortization of $14,890. Amortization expense totaled $41,104 and $3,570 for the fiscal years ended March 31, 2008 and 2007, respectively. Patents and trademarks and deferred licensing costs are amortized over their legal life or the life of the related Revenue Sharing agreement (See Note 8), whichever is less.  Amortization expense for the next five years is estimated as follows:

March 31, 2009	$93,677
2010	93,677
2011	93,677
2012	93,677
2013	93,677
2014 and after	146,679
$615,064

LONG-LIVED ASSETS-- We follow Statement of Financial Accounting Standards (SFAS), No. 144, "ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS," which established a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. During the years ended March 31, 2008 and 2007, no impairment loss was recognized.

ADVERTISING COSTS-- Advertising costs are expensed as incurred and amounted to $188,391 and $81,832 for the fiscal years ended March 31, 2008 and 2007, respectively.

RESEARCH AND DEVELOPMENT COSTS-- Our research and development costs consist mainly of payments for third party research and development arrangements, consulting payments and employee salaries. Research and development totaled $1,701,254 and $1,619,863, before related charges of $413,795 and $581,712 for share-based compensation, for the fiscal years ended March 31, 2008 and 2007, respectively.

SHARE-BASED COMPENSATION--We follow the provisions of SFAS 123(R) "SHARE-BASED PAYMENT," using the modified prospective method. Under this method, we recognized compensation cost based on the grant date fair value, using the Black Scholes option value model, for all share-based payments granted on or after April 1, 2006 plus any awards granted to employees prior to April 1, 2006 that remained unvested at that time.

We use the fair value method for equity instruments granted to non-employees and use the Black Scholes option value model for measuring the fair value of warrants and options. The share-based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the periods in which the related services are rendered.

Fair value is computed using the Black Scholes method at the date of grant of the options based on the following assumption ranges:

(1) risk free interest rate of 3.01% to 5.03%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 44% to 67.5%; and (4) an expected life of the options of 1 to 6.5 years. The foregoing option valuation model requires input of highly subjective assumptions. Because common share purchase options granted to employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value of estimates, the existing model does not in the opinion of our management necessarily provide a reliable single measure of the fair value of common share purchase options we have granted to our employees and directors.

INCOME TAXES-- We reported the results of our operations for the period April 1, 2006 through October 18, 2006, the IPO date (see Note 3) as part of a consolidated tax return with ADM Tronics Unlimited, Inc., formerly a majority shareholder. We have entered into a tax sharing arrangement where members compensate each other to the extent that their respective taxes are affected as a result of this arrangement. We commenced filing separate corporate income tax returns for the period October 19, 2006 through March 31, 2008 and will continue to do so. Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to more likely than not be realized.

On April 1, 2007, the Company adopted FASB issued Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES--AN INTERPRETATION OF FASB STATEMENT NO. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES (FASB No. 109). The interpretation prescribes a recognition threshold and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies.” Under FIN 48, the Company recognizes the financial statement  benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. As of the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open, and determined there was no material impact on the financial statements on the date of adoption and on March 31, 2008.

NET LOSS PER SHARE-- We use SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted loss per share. We compute basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share since their effect is antidilutive.

Per share basic and diluted net loss amounted to $0.74 for the fiscal year ended March 31, 2008 and $1.13 for the fiscal year ended March 31, 2007. There were 5,329,216 potential shares and 5,270,291 potential shares that were excluded from the shares used to calculate diluted earnings per share, as their inclusion would reduce net loss per share, for the years ended March 31, 2008 and 2007, respectively.

RECLASSIFICATIONS--Certain reclassifications have been made to the financial statements for the prior period in order to have them conform to the current period's classifications. These reclassifications have no effect on previously reported net loss.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, FAIR VALUE MEASUREMENTS (SFAS No. 157), which establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Where applicable, this accounting standard, which simplifies and codifies related guidance within GAAP, is effective for us beginning April 1, 2008. We have not yet determined the effect, if any the adoption of SFAS No. 157 may have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES (SFAS No. 159). This statement permits entities to choose to measure financial assets and liabilities, with certain exceptions, at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective for us beginning April 1, 2008. We have not determined the effect, if any, the adoption of SFAS No. 159 may have on our financial statements.

We believe the effects of any other recently issued, but not yet effective, accounting pronouncements would not have a material effect on our financial statements.

3. INITIAL PUBLIC OFFERING

During October 2006, we completed our initial public offering, the IPO, selling 2.5 million shares of our common stock at $6.00 per share, raising gross proceeds of $15.0 million. The underwriters of the offering were granted an option for a period of 45 days to purchase up to an aggregate of 375,000 additional shares of common stock from us to cover over-allotments, if any. Net proceeds to us from the IPO were approximately $12.2 million after the payment of underwriting discounts and commissions and expenses related to the offering. On November 22, 2006, we received additional net proceeds of approximately $1.4 million, after the payment of underwriting commissions and expenses, from the underwriters who partially exercised their option to purchase 250,000 of the available 375,000 shares of our common stock to cover over-allotments at $6.00 per share.

Upon the consummation of the IPO, unsecured convertible notes in the aggregate principal amount of $6,087,500, issued in our December 2004 and February 2005 joint private placements with ADM Unlimited, Inc., or ADM, the owner of 30.3% of our outstanding common stock, automatically converted into an aggregate of 1,630,232 shares of our common stock. The notes bore interest at an annual rate of 6%, which interest was payable at the discretion of the holder in cash, shares of ADM common stock or shares of our common stock.

Also, upon consummation of the IPO, unsecured convertible notes in the aggregate principal amount of $2,000,000 issued in connection with our November 2005 and March 2006 private placements to four institutional investors automatically converted into an aggregate of 392,157 shares of our common stock. The notes bore interest at an annual rate of 8%, payable in cash. Two of the institutional investors who purchased notes, Ajax Capital LLC (“AJAX”) and Kenneth S. Abramowitz & Co., Inc., are investment funds wholly-owned by Steven Gluckstern and Kenneth Abramowitz, respectively, each of whom began to serve as a director of our company upon the effective date of the Registration Statement and waived their right to receive interest payments on a quarterly basis through the consummation of the IPO (approximately $25,000 per quarter). We used approximately $77,000 and $19,000 of the net proceeds to pay Ajax and Kenneth S. Abramowitz Co., Inc., respectively, and an additional $149,000 of the proceeds from the IPO to pay the other holders, any and all interest with respect to such notes then due and payable.

As a result of the foregoing, we do not have any loans outstanding as of the date of this filing.

4. PRIVATE PLACEMENT TRANSACTION

On October 18, 2007, we issued one million shares of our common stock at a price of $5.00 per share in a private transaction with an institutional investor raising approximately $4.9 million, net of expenses.  We filed a registration statement covering the resale of the shares of common stock issued in the private placement, which went effective in December 2007.

5. PROPERTY AND EQUIPMENT, NET

Our property and equipment as of March 31, 2008 is as follows:

Machinery and equipment	$451,665
Computer equipment	149,845
Furniture and fixtures	74,263
Leasehold improvements	3,401

679,174
Accumulated depreciation and amortization	(273,381)

$405,793

Depreciation and amortization expense related to property and equipment amounted to $64,244 and $16,066 during the years ended March 31, 2008 and 2007, respectively.

6. EQUIPMENT IN USE OR UNDER RENTAL AGREEMENTS

Equipment in use or under rental agreements (includes all our applicators currently marketed except our Torino units which are single patient units are included in our Inventory and are not depreciated), consists of the following at March 31, 2008:

Electroceutical units	$220,903
Accumulated depreciation	(65,069)

$155,834

The following table summarizes where our depreciation expense related to equipment in use or under rental agreements, which  has been recorded during the fiscal years ended March 31, 2008 and 2007:

	2008	2007
Cost of rentals	$21,477	$5,463
Research and development	14,348	-
Sales and marketing	23,781	-
	$59,606	$5,463

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At March 31, 2008, accounts payable and accrued expenses consisted of the following:

Research and development	$424,305

Professional fees	262,762

Compensation and employee benefits	126,849

Intellectual property	61,006

Other	154,221

$1,029,143

8. DEFERRED REVENUE

In August, 2006, we sold to Ajax 15 units of the Roma3 and 5 units of the SofPulse M-10 at a purchase price of $14,500 per unit, the then published wholesale unit price for the Roma3 and the SofPulse M-10, for an aggregate purchase price of $290,000. In connection therewith, we entered into a Revenue Sharing Agreement (the "Revenue Sharing Agreement") with Ajax, pursuant to which we agreed to use our commercially reasonable efforts to rent to third parties all of the units of the Roma3 and the SofPulse M-10 purchased by Ajax.

On December 22, 2006, our Audit Committee approved the termination of the Revenue Sharing Agreement with Ajax. In connection with the termination, Ajax transferred to us all of its rights, title and interest in and to the units of the Roma3 and the SofPulse M-10 purchased by Ajax on the date of the Revenue Sharing Agreement, and we paid Ajax $296,136. As a result of the termination, we are entitled to all revenues generated by the rental and sales of such units and the related applicators from and after the termination date.

On November 9, 2006, we entered into an exclusive worldwide distribution agreement (the "Agreement") with Allergan Sales LLC (Allergan Sales), a wholly-owned subsidiary of Allergan, Inc. ("Allergan"), a global healthcare company that discovers, develops and commercializes pharmaceutical and medical device products in specialty markets. Pursuant to the Agreement, we granted Allergan Sales and its affiliates the exclusive worldwide right to market, sell and distribute certain of our products, including all improvements, line extensions and future generations thereof (collectively, the "Product") in conjunction with any aesthetic or bariatric medical procedures (the "Field") in the defined Marketing Territory.

Under the Agreement, we also granted Allergan Sales the right to rebrand the Product, with Allergan Sales owning all rights to such brands developed by Allergan Sales for such purpose. Under the Agreement, we received an initial payment of $500,000 and will receive certain milestone payments of up to $1,000,000 in the aggregate upon the Product's First Commercial Sale (as defined in the Agreement) in the United States and Europe. In addition, Allergan Sales will purchase the Product from us at a predetermined price and must meet certain minimum order requirements. Finally, we will receive royalty payments based on Allergan Sales' net sales and number of units sold of the Product, subject to certain annual minimum royalty payments to be determined by the parties.

The Agreement has an eight year initial term beginning at the Product's First Commercial Sale. The initial term may be extended for two additional years without further payment at Allergan Sales’ option. Allergan Sales may also pay us a $2,000,000 extension fee and extend the term of the Agreement for up to eight additional years, for a total term of up to 18 years.

Allergan Sales may market, sell and distribute the Product under the Agreement only in the "Marketing Territory," which is generally defined in the Agreement as the United States and such other jurisdictions for which all requisite regulatory approval has been obtained. If the marketing, sale or distribution of the Product in a jurisdiction would infringe third-party intellectual property rights and likely result in a lawsuit against us or Allergan Sales, Allergan Sales could require us to use reasonable commercial efforts to obtain a license for, or redesign, the Product to be sold in that jurisdiction.

In the event we fail to supply Allergan Sales or its affiliates certain minimum amounts of the Product and fail to procure alternate suppliers for such Products within certain timeframes, Allergan Sales will have the right to use certain of our intellectual property and/or other proprietary information to manufacture the Product until such time as we demonstrate to Allergan Sales' reasonable satisfaction that we are fully able to resume our supply obligations. During such time as Allergan Sales controls Product manufacturing, our royalty rate would be significantly reduced.

In the event Allergan Sales is required to discontinue the marketing, sale or distribution of the Product in the United States and/or any country in the European Union because of problems with regulatory approvals and/or other reasons related to the Product, we will be required to repay Allergan Sales portions of the milestone payments up to $1,000,000.

Allergan Sales may terminate the Agreement by giving 90 to 180 days' prior written notice to us. We may terminate the Agreement by giving 12 months' prior written notice if Allergan Sales fails to timely pay us minimum royalty amounts for any applicable year or fails to meet the minimum sales requirements set forth in the Agreement. A nonbreaching party may terminate the Agreement following a material breach of the Agreement and the breaching party's failure to cure such breach during the applicable cure period by giving the breaching party proper prior written notice. If we are in material breach, and fail to cure, Allergan Sales may have the right to use certain of our intellectual property and/or other proprietary information to manufacture the Product. Our royalty rate would subsequently be significantly reduced.

Neither party may assign or otherwise transfer its right and obligations under the Agreement, including upon a change of control of such party (as defined in the Agreement), without the prior written consent of the other party, which consent shall not be unreasonably withheld, except that Allergan Sales may assign its rights and obligations without the prior written consent of the company to Allergan Sales' affiliates and upon a sale of all or substantially all of the assets or equity of the business entity, division or unit, as applicable, that markets, distributes or sells the Product.

On March 28, 2008, we were notified that Allergan Sales intends to assign its rights and obligations to Allergan USA, Inc., an affiliated entitiy of Allergan Sales, effective on May 8, 2008.

The Agreement includes other terms and conditions, including provisions regarding regulatory responsibilities, audit rights, insurance, indemnification and confidentiality.

In November 2006, we received $500,000 under the terms of this Agreement which was recorded as deferred revenue and is being amortized over eight years, the initial term of the agreement. During the fiscal years ended March 31, 2008 and 2007, we have recognized $62,500 and $26,042, respectively, as amortized revenue from this agreement included in Licensing Sales and Fees on our Statement of Operations.

9. INCOME TAXES

Net operating losses for tax purposes of approximately $19,289,000 at March 31, 2008 are available for carryover. The net operating losses will expire from 2010 through 2028. We have provided a 100% valuation allowance for the deferred tax benefit resulting from the net operating loss carryover due to our limited operating history. In addressing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. A reconciliation of the statutory Federal income tax rate and the effective income tax rate for the years ended March 31, 2008 and 2007 follows:

	March 31,	March 31,
	2008	2007

Statutory federal income tax rate	(34)%	(34)%

State income taxes, net of federal taxes	(6)%	(6)%

Non-deductible items
Share based compensation	9%	11%
Share based financing penalties	-	7%

Valuation allowance	31%	22%

Effective income tax rate	0%	0%

Significant components of deferred tax assets and liabilities are as follows:

	March 31,	March 31,
	2008	2007

Deferred tax assets (liabilities):
Bad debts	$14,000	$15,000
Net operating loss carryforwards	7,715,000	5,427,000
Deferred tax assets, net	7,729,000	5,442,000
Valuation allowance	(7,729,000)	(5,442,000)

Net deferred tax assets	$-	$-

10. OPTIONS AND WARRANTS OUTSTANDING

We have instituted a stock option plan for the issuance of 3,750,000 shares. As of March 31, 2008 and 2007, 1,934,975 and 1,885,600 options, respectively, were awarded, with 1,815,025 reserved for future issuance as of March 31, 2008. The weighted average fair value of options issued to employees and directors during the years ended March 31, 2008 and 2007 is $2.78 and $2.63 per share, respectively.

Included in the table below are 775,000 of non-plan options to Steven Gluckstern, our Chairman of the Board, that were granted during the fiscal year ended March 31, 2007 at an exercise price of $5.11.

In connection with the private placements with ADM in December 2004 and February 2005, we issued 1,191,827 Common Stock Purchase Warrants ("CSPW") and an additional 438,380 CSPWs as a penalty due to our delayed IPO. As of March 31, 2008, 106,196 of these CSPWs have been exercised.  In addition, we issued 392,157 CSPWs in connection with our private placements completed in November 2005 and March 2006. Further, we issued 260,000 CSPWs to our consultants as well as 327,327 CSPWs issued to the Maxim Group, who acted as our placement agent in connection with our private placement as well as acting as an advisor to the company.  Also, during October 2007, we issued 100,000 CSPWs to RFJM Consulting for consulting services rendered.

In connection with the Private Placement Transaction which closed on October 18, 2007 (see Note 4), we issued an additional 15,746 CSPWs as a result of the dilution caused by the one million shares issued.

COMMON SHARE OPTIONS AND WARRANTS ISSUED

The following table summarizes information on all common share purchase options and warrants issued by us for the periods ended March 31, 2008 and 2007, including common share equivalents relating to the convertible debenture share purchase warrants.

	March 31, 2008		March 31, 2007
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of the year	5,270,291	$3.81	3,740,108	$3.50
Granted	272,271	4.29	1,571,433	4.95
Exercised	(158,346)	2.58	-	-
Terminated	(55,000)	5.41	(41,250)	5.73

Outstanding, end of the year	5,329,216	$3.79	5,270,291	$3.81

Exercisable, end of year	4,244,425	$3.71	3,600,092	$3.68

The number and weighted average exercise prices of all common shares and common share equivalents issuable and stock purchase options and warrants outstanding as of March 31, 2008 is as follows:

RANGE OF EXERCISE PRICES	REMAINING NUMBER OUTSTANDING	WEIGHTED AVERAGE CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE
$0.00 to $1.00	1,084,563	6.4	$0.16
$1.01 to $3.00	46,638	6.3	1.74
$3.01 to $4.00	1,716,471	5.6	3.51
$4.01 to $6.00	2,267,568	7.9	5.55
$6.01 to $9.00	213,976	6.6	6.29

	5,329,216	6.8	$3.79

During May and June 2008, we awarded a total of 711,000 options to employees and consultants.  The weighted average fair value of these options ranges from $1.26 to $1.75 per share for a total fair value of approximately $1,112,000, which will be expensed over the expected service period.

SHARE BASED COMPENSATION

Share based compensation expense consists of the following components:

	2008	2007
Cost of rentals	$42	$45
Research and development	413,795	581,712
Sales and marketing	152,626	176,691
General and administrative	1,202,613	1,384,000

	$1,769,076	$2,142,448

11. COMMITMENTS AND CONTINGENCIES

Our medical applicators are sold under agreements providing for the repair or replacement of any applicators in need of repair, at our cost, for up to one year from the date of delivery, unless such need was caused by misuse or abuse of the device. Based on prior experience, no amounts have been accrued for potential warranty costs and such costs are expected to be nominal for the fiscal year ended March 31, 2009.

We received our first order from Allergan during September, 2007 for 20,000 units. We have provided multiple shipments of these units to Allergan through April, 2008. We have also received orders from Allergan for sample units as required under our agreement. Allergan can receive samples free of charge in accordance with the agreement each year up to an approved allotment and any samples in addition to the approved allotment as defined by the parties are sold to Allergan at prices negotiated between the parties.  Our licensing sales and fees from Allergan for the fiscal year ended March 31, 2008 were as follows:  sales of our units to Allergan of $364,383, amortization of our upfront $500,000 licensing fee received from Allergan upon signing our agreement of $62,500 and royalties received from Allergan on sales of our units by Allergan of $1,040. Royalties received from Allergan sales are from a limited launch of our product to select doctors in select geographic markets. Our cost of licensing sales of $495,008 on licensing sales of our units to Allergan of $364,383 is a loss on gross margin of $130,625 or 36%.  The negative gross margin is the result of limited production runs of our product upon receiving an initial order for 20,000 units from Allergan. The units were all shipped by April 2008.  As production volume increases, we expect more economies of scale, although we can not predict when we will be at break even levels predicted under the Allergan agreement. Royalties from Allergan are received by us from Allergan in the quarter following Allergan’s sale of product to their customers. We expect, once Allergan completes its product launch, our royalties received from Allergan on these sales will far exceed our production losses..

We are a party to a sponsored research agreement with Montefiore Medical Center pursuant to which we funded research in the fields of pulsed electro-magnetic frequencies under the supervision of Montefiore Medical Center's Department of Plastic Surgery, that commenced on October 17, 2004 and expires on December 31, 2009. We were notified prior to our fiscal year ended March 31, 2007, that the research being conducted by Dr. Strauch has concluded and this agreement will not be renewed. We expect to receive the data from this study during the summer of 2008 after a payment is made by us of up to $90,000, which was accrued by us and recorded in the March 31, 2008 financial statements.

We fund research in the field of neurosurgery under the supervision of Dr. Casper, of Montefiore Medical Center's Department of Neurosurgery. Dr. Casper is to examining the effects of pulsed magnetic fields on neurons and vessels in cell culture and intact brain and neural transplants, as well as to explore the potential of this modality to lessen neurodegeneration (progressive damage or death of neurons leading to a gradual deterioration of the bodily functions controlled by the affected part of the nervous system) and increase vascular plasticity (the lifelong ability of the brain to reorganize neural pathways based on new experiences). We believe this modality could have applications in the treatment of chronic and acute vascular and neurodegenerative diseases, including Parkinson's disease. We provided funding for Dr. Casper's research in this field using our products. We expensed $225,000 during our fiscal 2006 -2007 and $222,850 during our fiscal 2007-2008 to continue Dr. Casper’s research.   We expect to fund additional research for Dr. Casper during our fiscal 2008-2009 of approximately $455,000. We accrued $130,125 at March 31, 2008 for our research and development efforts performed by Montefiore Medical Center through March 31, 2008.

In January 2006, we entered into a Master Clinical Trial Agreement with Cleveland Clinic Florida, a not-for-profit multispecialty medical group practice, to set forth the basic terms and conditions with respect to studies to be conducted by Cleveland Clinic Florida thereunder from time to time during the term of the agreement, which is from January 9, 2006 to January 9, 2009. The estimated cost of the trial is $290,000, of which approximately $129,000 was paid by us through March 31, 2008.  At March 31, 2008, we accrued $161,000 for work performed through March 31, 2008 by the Cleveland Clinic Florida under its agreement with us as well as additional fees, costs and expenses to third parties for work to be handled by such third parties during the term of the agreement. The IRB-approved, double-blind randomized placebo-controlled clinical trial in patients who are not candidates for angioplasty or cardiac bypass surgery has concluded at The Cleveland Clinic Florida.

During our fiscal 2008-2009, we will fund additional studies up to $385,000 with established research facilities, to establish clear dose and response curves as well as dosing regimens for the use of our PEMF device in cardiovascular ischemia, in standard cardiovascular models.

 In June, 2007, we entered into a Research Agreement with Indiana University to conduct randomized, double-blind animal wound studies to assist us in determining optimal signal configuations and dosing regimens. Indiana University reported at the Bioelectromagnetics Society (BEMS) 30th annual meeting in June 2008 results of the first phase of this study in which a carrageenan injection model in rats treated with our targeted PEMF signals had significantly less pain and edema than rats treated with inactive units. We expensed approximately $90,000 during our fiscal 2007-2008 for this research and expect to expense approximately $70,000 during our fiscal 2008-2009 for this research.

On May 1, 2008 we signed a research agreement with the Henry Ford Health System. The principal investigator, Dr. Fred Nelson in the Department of Orthopedics will study our prototype device using targeted PEMF signal configurations on human patients with established osteoarthritis of the knee that are active at least part of the day. The trial is expected to recruit up to 100 patients receiving active or sham treatment for six weeks and then cross over for an additional six weeks. We are awaiting approval of the IRB at The Henry Ford Health System to begin the double blind randomized controlled study. We expect enrollment to begin by July 2008 and enrollment to continue for up to 12 months. We expect to expense approximately $110,000 during our fiscal 2008-2009 for this study of which approximately $27,000 was paid during May 2008. There can be no assurance that this trial will be completed within this time frame or within this cost.

CONSULTING AGREEMENTS

We have entered into various consulting agreements with individuals and companies to assist in operating our business. Consulting expense totaled $1,686,807 and $1,509,493 for the years ended March 31, 2008 and 2007, respectively. Certain of the agreements contain automatic renewal provisions. We intend to spend approximately 1,200,000 (excluding share based compensation) during the fiscal year ending March 31, 2009 on these consulting agreements.  The dollar amount of the consulting agreements extending beyond our fiscal year ending March 31, 2009 is approximately $730,000.  However, such amounts may be increased if we expand our current studies or if we pursue additional studies.

LEASES

During October 2007 we moved our headquarters to Montvale, New Jersey.  The Montvale office lease was executed during June 2007 and covers 7,494 square feet of office space.  The term of the lease began on October 1, 2007 and expires on November 1, 2014, subject to our option to renew the lease for an additional five year period on terms and conditions set forth therein.  Pursuant to the lease, we are required to pay rent in the amount of $14,051 per month during the first two years of the lease term, with the exception of month 13 at no cost, and $15,613 per month thereafter.

We retained certain office and laboratory space through an agreement with ADM, (see footnote 15).

During March 2008, we entered into lease agreements to rent two apartments located in Park Ridge, NJ, for use by employees who are not based in the area and therefore cannot commute to their homes.  Monthly rent is $2,000 and $1,500, respectively, and security deposits are $3,000 and $2,250, respectively.  Both leases expire on March 31, 2009.

The company’s future minimum lease payments required under operating leases are as follows:

March 31, 2009	$196,561
2010	177,981
2011	187,350
2012	187,350
2013	187,350
2014	124,900

12. RETIREMENT PLAN

During fiscal 2007, the Company implemented a 401(k) plan that covers substantially all employees.  Under the terms of the plan, the Company matches up to 3% of each employee-participant's salary, beginning with fiscal 2008. During 2008, the Company has expensed $56,349 as employer 401(k) plan contributions.  Since the plan was adopted in March 2007, we had no expense for the fiscal year ended March 31, 2007.

13. LEGAL PROCEEDINGS

On August 17, 2005, we filed a complaint against Conva-Aids, Inc. t/a New York Home Health Care Equipment, or NYHHC, and Harry Ruddy in the Superior Court of New Jersey, Law Division, Docket No. BER-L-5792-05, alleging breach of contract with respect to a distributor agreement that we and NYHHC entered into on or about August 1, 2004, pursuant to which: (i) we appointed NYHHC as exclusive distributor of our products in a defined market place for so long as NYHHC secured a minimum number of placements of our products and (ii) NYHHC agreed to pay us $2,500 per month for each product shipped to NYHHC. By letter, dated August 9, 2005, we terminated the agreement due to NYHHC's failure to make the payments required under the agreement and failure to achieve the minimum number of placements required under the agreement. We are seeking various forms of relief, including: (i) relief from money damages, including amounts due under unpaid invoices in an aggregate amount of $236,560, (ii) an accounting and (iii) the return of our products. The defendants filed a motion to dismiss, alleging lack of jurisdiction and failure to state a claim with regard to Harry Ruddy. We opposed the defendant's motion to dismiss. On November 18, 2005, the Court denied, without prejudice, the defendant's motion to dismiss, based upon lack of jurisdiction. The complaint was dismissed against Harry Ruddy, individually.  The Court permitted a period of discovery to determine the jurisdiction issue, which discovery is substantially complete. The defendants filed another motion to dismiss based upon a claim of lack of jurisdiction, which was heard and denied by the Court on June 9, 2006. On or about July 10, 2006, the defendants filed an answer, and NYHHC filed counterclaims against us for breach of contract, breach of the implied covenant of good faith and fair dealing, restitution, unjust enrichment and fraudulent inducement. An answer to the counterclaim was filed on August 9, 2006. Discovery is now continuing on the merits of the claims in the complaint and counterclaim. On April 30, 2008 during a conference before the Hon. Brian R. Martinotti J.S.C., all claims were settled and the terms of the settlement were placed on the record. The settlement calls for the defendants to dismiss with prejudice all counterclaims filed against us and to pay us the sum of $120,000.00 in installments. The terms provide for an initial payment of $15,000.00 and the balance to be paid in equal monthly installments of $5,000.00. The amount of the settlement will be reduced to $100,000.00 if that sum is paid on or before June 30, 2008. In the event of default, defendants shall be liable for an additional payment of $30,000.00, interest at the rate of 8% per annum as well as costs and attorney's fees. The settlement was documented in a written agreement executed by the parties and the initial payment of $15,000 was paid on June 18, 2008.

On October 10, 2006, we received a demand for arbitration by Stonefield Josephson, Inc. with respect to a claim for fees for accounting services in the amount of approximately $106,000, plus interest and attorney's fees. Stonefield Josephson had previously invoiced Ivivi for fees for accounting services in an amount that Ivivi has refuted. We responded to Stonefield Josephson's demand for arbitration, which we believe was procedurally defective and premature due to Stonefield Josephson's failure to participate in required mediation, and we continue to defend against the claim vigorously, although provision has been made for the amount of the claim in the financial statements. Moreover, we are pursuing claims against Stonefield Josephson. On October 26, 2006, we sent a letter requesting the required mediation before arbitration. On December 4, 2006, we received notification from the arbitration forum that the arbitration was placed on hold until the mediation phase is completed. By letter dated November 8, 2007 legal counsel for Stonefield Josephson withdrew from participation in mediation and requested arbitration. We filed a complaint against Stonefield Josephson in the Superior Court of New Jersey Law Division Docket No. BER-l-872-08 on January 31, 2008.  A commencement of arbitration notice initiated by Stonefield Josephson was received by us on March 11, 2008. In March and April motions were filed by us and Stonefield Josephson which sought various forms of relief including the forum for resolution of the claims. On June 3, 2008 the Hon. Menelaos W. Toskos J.S.C.determined that the language in the engagement agreement constituted a forum selection clause and the claims should be decided in California. On June 19, 2008 we filed a complaint against Stonefield Josephson in the Superior Court of California, Los Angeles County.

Other than the foregoing, we are not a party to, and none of our property is the subject of, any pending legal proceedings other than routine litigation that is incidental to our business.

14. CONCENTRATIONS

During the fiscal year ended March 31, 2008, two customers accounted for 67% of our direct sales revenue, one customer accounted for 38% of our rental revenue and one customer accounted for 100% of our licensing sales and fees revenue. During the fiscal year ended March 31, 2007, three customers accounted for 80% of our direct sales revenue, two customers accounted for 44% of our rental revenue and one customer accounted for 100% of our licensing sales and fees revenue. At March 31, 2008, two customers accounted for 60% of our accounts receivable. At March 31, 2007, two customers accounted for 57% of our accounts receivable. The loss of these major customers could have a material adverse impact on our operations and cash flow.

15. RELATED PARTY TRANSACTIONS

As discussed in Note 3, we used approximately $77,000 and $19,000 of the net proceeds from our IPO to pay Ajax and Kenneth S. Abramowitz Co., Inc., respectively, any and all interest with respect to the November 2005 and March 2006 private placement notes.

In connection with the IPO, we repaid approximately $2.6 million to ADM, representing the balance in our inter-company accounts at October 24, 2006 due to ADM from us for product manufacturing and allocations of support services provided by ADM to us for the period from March 1989 to October 2006.

In addition, we repaid our note payable to Ajax with a payment of $257,123, which represented the outstanding principal and interest under the unsecured subordinated loan. The note bore interest at an annual rate of 8%.

As discussed in Note 8, on December 22, 2006, our Audit Committee approved the termination of the Revenue Sharing Agreement with Ajax dated, August 28, 2006. In connection with the termination, Ajax transferred to us all of its rights, title and interest in and to the units of the Roma3 and the SofPulse M-10 purchased by Ajax on the date of the Revenue Sharing Agreement, and we paid Ajax $296,136.

Pursuant to a management services agreement, dated as of August 15, 2001, ADM provides us with administrative, technical, engineering and regulatory services and allocates portions of its real property facilities for use by us. Effective, January 2008, ADM allocates a portion of its real property facilities costs for our research and development employees who maintain offices in ADM’s facilities. Effective, January 2008 ADM provides us with very limited services outside of providing our research and development employees with offices as a result of our move to our own facilities which concluded as of the end of December, 2007. In addition, effective April 1, 2007, we only purchase finished goods from ADM which in some cases requires us to pay deposits towards these finished goods.  Pursuant to an IT Services agreement, we share certain costs related to hardware, software and employees. We have not billed ADM nor has ADM billed us for any charges under this agreement for the year end March 31, 2008. In addition, ADM serves as the exclusive manufacturer of medical and other applicators or products to be distributed by us.

The amounts included in cost of rental revenue on our Statements of Operations relating to these services provided by ADM were $4,982 and $75,584 for the fiscal years ended March 31, 2008 and 2007.

The amounts included in general and administrative expense representing ADM's allocations for the fiscal year ended March 31, 2008 and 2007 were $198,247 and $242,595, respectively, consisting of amounts payable under our management services agreement with ADM.

We purchased $906,827 and $59,789 of finished goods from ADM at contracted rates during the fiscal years ended March 31, 2008 and 2007, respectively.

Our activity with ADM is summarized as follows:

Fiscal years ended March 31,	2008	2007

Balance, beginning of year	$(36,657)	$(2,602,695)

Advances	-	(12,218)
Purchases	(901,845)	(59,789)
Charges	(203,229)	(318,179)
Payments	1,383,559	2,956,224

Balance, end of year	$241,828	$(36,657)